EXHIBIT 7.3

                                ARIZONA MULTIBANK
                        Community Development Corporation

Andrew W. Gordon                                           Phone (602) 594-4444
President                                              Facsimile (602) 594-4433
                                                          azmultibank@yahoo.com

March 21, 2000

Mr. George G. Hays
AZI LLC

6227 E. Sunnyside Drive
Scottsdale, Arizona   85254

Re:      Terms and Conditions of Acquisition Loan

Dear Mr. Hays:

This commitment letter follows up on our conversations over the past few weeks and summarizes what we discussed regarding certain proposed terms and conditions for a $500,000 loan ("Loan") from Arizona MultiBank Community Development Corporation ("MultiBank") to AZI LLC ("Borrower") for its proposed acquisition of Arizona Instrument Corporation. The Loan, as presented herein, was approved by MultiBank's Investment Committee on February 28, 2000.

Borrower:            AZI LLC, an Arizona Limited Liability Company and operating subsidiaries, if any.

Amount:              $500,000.

Use of Funds:        Annual interest rate floating,  at Prime plus 4.25%
                     (currently 13%), with an additional Yield Enhancement in the amount of an accrued 2% on the principal balance, paid annually when Borrower shows positive net income before taxes.

Term: Seven months interest-only, followed by equal monthly principal payments (approximately $6,410.26), plus interest on the principal balance, sufficient to amortize the Loan over 78 months. Unpaid balance due on Maturity.

Maturity:            61 months from the date of close.

Collateral:          General asset lien on all current and after acquired assets of Borrower, second only to Imperial Bank.

Personal Guaranty:   George G. Hays and Jeanine C. Hays, husband and wife.







   Bank of Americao 101 North First Avenueo 18th Flooro Phoenix, Arizona 85003

Life Insurance:            Key person  life  insurance  on George G. Hays in the
                           amount of $500,000,  naming  MultiBank as  the  first
                           beneficiary,   to   satisfy   Borrower's  obligations
                           to MultiBank. Life insurance company must acknowledge
                           MultiBank's assignment and security interest in the policy.

Prepayment:                No  penalty  for  full  or  partial   prepayments  of
                           principal.

Fees and Expenses:         Non-refundable  Application  Fee   of  $250 (received
                           2/25/00),    Commitment  Fee  of  1.0%  ($5,000)  and
                           Documentation  Fee  of  $350;   Closing   Fee  of  2%
                           ($10,000) payable at closing; and all out-of-pocket costs, fees and expenses associated with the Loan, including but not limited to legal expenses.

Other Provisions:          o   George G. Hays shall maintain no less than fifty
                               one percent (51%) ownership interest in Borrower.

                           o MultiBank may sell, assign or otherwise transfer the Loan.

                           o At time of closing, total funding for the acquisition transaction from all other sources is substantially in the currently-contemplated form and substance, including, but not limited to: 1) senior indebtedness provided by an institutional lender ("Senior Lender") in an amount not to exceed $6.5 million, reduced to $3.5 million within one week from date of closing and 2) $500,000 of new equity.

                           o Intercreditor Agreement between MultiBank and Senior Lender with commercially reasonable terms for this type of transaction, including, but not limited to: 1) best efforts for notice of event of default by Senior Lender to MultiBank, 2) senior indebtedness not to exceed $500,000 over the outstanding balance of the original facilities in place at closing; senior indebtedness cap to be increased one dollar for each dollar of subordinated debt repayment, 3) interest-rate spread over Prime Rate on the original senior facilities capped at the rate at time of closing and, upon default, the rate shall not exceed the stated default interest rate, 4) standstill provision not to exceed 180 days, 5) Senior Lender's prior consent to sell, assign or otherwise transfer the Loan.

                           o Reporting requirements similar to those required by Senior Lender.

                           o No distributions to members of Borrower without written consent of MultiBank, except for tax liability purposes.


                           o Total debt service coverage, leverage and liquidity ratios.

                           o   Capital  expenditure  limit of $400,000.

                           o Compensation to George G. Hays not to exceed $200,000 per annum.

                           o   All  other  customary  and   reasonable  business
                               and financial terms, conditions and covenants.

To reserve MultiBank's Loan commitment, through June 30, 2000, please sign this letter where indicated below and return it to MultiBank no later than 5:00 p.m., Friday, March 24, 2000. Please include with the letter the Commitment Fee ($5,000) and, if you wish for MultiBank to begin drafting the loan documents, also include the Documentation Fee of $350.







 Bank of America o 101 North First Avenue o 18th Floor o Phoenix, Arizona 85003

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Arizona  MultiBank  is very  pleased to offer AZI LLC the  proposed  Loan and we appreciate the opportunity to assist you in acquiring Arizona Instrument Corporation. The proposed Loan is subject to commercially reasonable and customary documentation for a transaction of this type and current information that demonstrates no material adverse change in the condition of Arizona Instrument Corporation, or the Borrower, or the Guarantor. Upon execution of the
loan   documents,   the  loan  documents  shall  control   notwithstanding   any
inconsistency with this commitment letter.

Sincerely,

/s/ Andrew W. Gordon
---------------------
Andrew W. Gordon

Accepted and Agreed,


/s/ George G. Hays                                   March 23, 2000
--------------------------------------------         --------------
George G. Hays                                       Date
AZI LLC
















 Bank of America o 101 North First Avenue o 18th Floor o Phoenix, Arizona 85003